Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of InflaRx N.V. (the "Company") to be held on February 6, 2018 at 11:30 am (CET) at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM").

The agenda for the EGM is as follows:

1.	Opening

2.	Appointment of Mr. T. Gibney as non-executive director (voting item)

3.	Closing

No business shall be voted on at the EGM, except the item as included in the above-mentioned agenda.

The record date for the EGM is January 9, 2018 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the EGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital ("Beneficial Owners") may also attend and vote the underlying shares at the EGM, provided that they first obtain (where appropriate, through their broker, bank, trust company, intermediary or other financial institution or nominee) a signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM (an "Attendance Notice") ultimately by February 2, 2018 (the "Cut-off Date"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company ultimately by the Cut-off Date and present a copy of their proxy upon entry to the EGM. A proxy form can be downloaded from the Company's website (http://www.inflarx.de).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

InflaRx N.V.

c/o Mrs. Antje Trotzer

Winzerlaer Strasse 2

07745 Jena

Germany

(Antje.Trotzer@InflaRx.de)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Date may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the EGM.

EXPLANATORY NOTES TO THE AGENDA

2.       Appointment of Mr. T. Gibney as non-executive director (voting item)

The Company's board of directors (the "Board") has made a binding nomination to appoint Mr. Tony Gibney as a non-executive director of the Company for a period of three years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2021.

The Board has appointed Mr. Gibney as member of the Company's audit committee, subject to his appointment as non-executive director of the Company and pursuant to a recommendation by the Company's nomination and corporate governance committee.

Mr. Gibney was a biotechnology-focused investment banker for 23 years and completed over 150 financing and M&A advisory transactions. Most recently, Mr. Gibney served as a Managing Director at Leerink Partners LLC in New York from 2009 to 2017, where he was a senior leader of Leerink’s biopharmaceutical investment banking franchise. At Leerink, Mr. Gibney had primary coverage responsibilities for selected East Coast biopharmaceutical and European pharmaceutical clients. Prior to joining Leerink, Mr. Gibney led the East Coast biotechnology and supported the coverage of various European pharmaceutical clients at Merrill Lynch Inc. from 1999 to 2009. Prior to joining Merrill Lynch, Mr. Gibney was a junior investment banker in the Healthcare Investment Banking Group at Lehman Brothers from 1993 to 1996 and 1997 to 1999. Mr. Gibney also worked as a Project Consultant at Alliance Pharmaceutical Inc. from 1996 to 1997. Mr. Gibney graduated with distinction from Yale University in 1993 with a B.A. in history and economics.